

April 19, 2011

Stuart A. Rothstein
Chief Financial Officer
Apollo Residential Mortgage, Inc.
c/o Apollo Global Management, LLC
9 West 57th Street, 43rd Floor
New York, New York 10019

>   **Re: Apollo Residential Mortgage, Inc.**
>   **Registration Statement on Form S-11**
>   **Filed March 21, 2011**
>   **File No. 333-172980**

Dear Mr. Roberts:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the 1940 Act. Please provide us with a detailed analysis of the exemption that you intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

2.   Please provide us with copies of all graphics, maps, photographs and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

3.   We note from your disclosure in the "Use of Proceeds" section that you plan to use all the net proceeds from this offering and the concurrent private placement to purchase Agency MBS assets. However, elsewhere in your document, you describe your investment strategy and principal objective as also including non-Agency MBS.

Stuart A. Rothstein
Apollo Residential Mortgage, Inc.
April 18, 2011
Page 2

Please tell us your anticipated timing for investing in non-Agency securities and revise your disclosure as appropriate.

4. We note that you intend to elect to be taxed as a REIT and, notwithstanding your disclosure on page 56, your investment strategy and principal objective includes investing in Agency and non-Agency MBS. As a result, your offering may constitute a "blind-pool" offering. Accordingly, please detailed narrative and quantitative disclosure regarding the prior performance of the sponsor. Refer to Item 8 of Industry Guide 5 and Securities Act Release 33-6900.

5. Please advise us why you believe that Item 506 of Regulation S-K dilution disclosure is not required. We note that it appears your officers and directors and certain employees of the manager will receive share grants at the time the offering will be consummated.

6. Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. We note, for example only, your statement, "…we anticipate the return in the medium term of an active private non-Agency MBS market, which, according to SIFMA, has fallen from a 2005 peak volume of $740 billion to $5 billion in 2010," on page 2. Clearly mark the specific language in the supporting materials that supports each statement. Please ensure that you update your disclosure to the extent more recent information is available.

7. Please disclose your portfolio turnover policy. Please see Item 13(b)(2) of Form S-11.

Cover Page

8. Please include a brief list of the material risks involved in the purchase of your securities with a cross-reference to further discussion in the prospectus. Please refer to Item 1.D of Industry Guide 5 for further guidance.

Prospectus Summary, page 1

9. We note your statement on page 2 that there has been significant volatility in non-Agency MBS as a result of market technicals and forced selling by hedge funds and other institutions. Please revise to explain what you mean by this statement.

Our Target Assets, page 8

10. Please disclose your anticipated percentage breakdown of Agency MBS, non-Agency MBS, residential mortgage loans and other residential mortgage assets. In addition, please disclose when you expect to achieve such a portfolio.

Our Financing Strategy, page 8

11.   We note that you anticipate using financing sources including the use of warehouse facilities and bank credit facilities. To the extent that any relevant terms of such facilities entered into prior to effectiveness are known, although not finalized, please provide such material terms including amounts available, related interest rates, maturity dates, collateral requirements (if any), and any other material terms.

12.   We note that the amount of leverage you may employ for particular assets will depend upon the availability of types of financing and your manager's assessment, and we note the range of debt-to-equity that you expect initially to deploy. In addition, please clarify, if true, that there are no limits on the amount of leverage that you may incur and whether such initial debt-to-equity ratios represent the conservative levels of borrowings you intend to use over time as your portfolio diversifies. Also, please disclose that you may be subject to margin calls as a result of your financing activity.

Summary Risk Factors, page 9

13.   In your third bulleted risk factor, please clarify that you may not terminate or elect not to renew the management agreement event in the event of poor performance without having to pay substantial termination fees.

14.   Please revise to disclose that you intend to rely on short-term financing and thus are especially exposed to changes in the availability of financing.

Our Management Agreement, page 11

15.   In your fee table on page 13, please provide an estimate of the dollar amount of the base management fee and expense reimbursement to be paid to the manager in the first full fiscal year, assuming the maximum number of securities registered are sold in this offering and the private placement. Refer to Item 4 of Industry Guide 5.   In addition, please tell us how "base management fee" differs from "management fee" and revise your disclosure to clarify what, if any, items would be added to the base management fee.

16.   In the "Base Management Fee" section of the fee table, please provide examples of one-time events pursuant to GAAP and certain non-cash items that would be approved by a majority of your independent directors.

The manner of determining the base management fee…, page 23

17.   We note that manager compensation would be increased as a result of a common stock offering, even if the offering were dilutive to existing shareholders. Please expand this risk factor to address this conflict.

Distribution Policy, page 57

18.   We note that you may fund your distributions out of the offering proceeds. Please add risk factor disclosure to address the related risks, specifically the effect it would have on cash available for investing purposes and for distribution purposes, as well as the potential dilution effects. In addition, please state that funding dividends using offering proceeds could constitute a return of capital, which would have the effect of reducing shareholder's basis in your stock.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 59

Critical Accounting Policies and Use of Estimates, page 61

19.   Please ensure that your references to FASB Accounting Standards Codification ("ASC") are accurate. For instance, the guidance for Nonrefundable Fees and Other Costs is contained within ASC 310-20.

Business, page 71

20.   We note that Apollo has significant and longstanding experience in residential real estate markets through a number of its funds' investments. Please clarify whether the examples described beginning on page 71 include all of Apollo's experience in real estate markets. Please identify for us each fund that has experience in residential real estate markets within the last ten years, including funds that may invest in RMBS regardless of whether RMBS is the sole focus of the fund and briefly describe the nature of such experience. In addition, more specifically describe the business model and investment focus, as applicable, of Vantium Capital, Inc. and Apollo Global Real Estate Management, L.P.

21.   We note your disclosure that a fund managed by Apollo was formerly the owner of WMC Mortgage Corporation, which generated a gross IRR of 28.3%. Please revise to balance your disclosure and include information on the performance of other funds with similar investment objectives in the last ten years. Please advise us whether any of the funds disclosed here have suffered any significant adverse business development. We may have additional comments.

Stuart A. Rothstein
Apollo Residential Mortgage, Inc.
April 18, 2011
Page 5

22.   We note your disclosure regarding Vantium and the certain funds managed by Apollo
       in Vantium. Please identify the various funds and explain to us why you believe that
       (i) it is appropriate to disclose total asset returns separately for the portions of its
       portfolio that have been sold and (ii) it is appropriate to disclose total asset returns
       calculated using the assumption that Vantium was able to sell its illiquid assets at
       their mark-to-model values. In addition, please balance your disclosure by more
       specifically describing how you calculated the mark-to-model valuations, including
       the basis for your assumptions, and the risks associated with such valuations.

Underwriting, page 149

23.   Please disclose any actual historical investment banking and commercial dealings
       between the underwriters and the company or its affiliates. Refer to Item 508 of
       Regulation S-K.

Item 36. Financial Statement and Exhibits, page II-3

24.   Please submit all exhibits as promptly as possible. We will review the exhibits prior
       to granting effectiveness of the registration statement and may have further comments
       after our review. If you are not in a position to file legal and tax opinions with the
       next amendment, please provide draft copies for us to review. In addition, we note the
       exhibit list includes "form of" agreements. Please advise us if you do not intend on
       filing final, executed agreements prior to effectiveness of the registration statement.

       We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities Act
of 1933 and all applicable Securities Act rules require. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

       Notwithstanding our comments, in the event you request acceleration of the effective
date of the pending registration statement please provide a written statement from the
company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the
     filing effective, it does not foreclose the Commission from taking any action with
     respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in
     declaring the filing effective, does not relieve the company from its full responsibility
     for the adequacy and accuracy of the disclosure in the filing; and

Stuart A. Rothstein
Apollo Residential Mortgage, Inc.
April 18, 2011
Page 6

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573, or Jessica Barberich, Accounting Reviewer, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3401 with any other questions.

Sincerely,

Jennifer Gowetski
Senior Counsel